                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                           Q COMM INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   74727M 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                Paul C. Hickey, c/o Q COMM International, Inc.
                     1145 South 1680 West, Orem, Utah 84058
                                 (801) 226-4222
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 March 20, 2000
--------------------------------------------------------------------------------
           (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                        (Continues on following pages)

                               (Page 1 of 5 Pages)


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-------------------------------                     ----------------------------
CUSIP No.  74727M 10 8                  13D                Page  2  of  5  Pages
-------------------------------                     ----------------------------

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Paul C. Hickey

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
                                                                     (b) [  ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER             3,537,155 shares


                ----------------------------------------------------------------
   NUMBER OF    8.  SHARED VOTING POWER           Not applicable
    SHARES
 BENEFICIALLY
                ----------------------------------------------------------------
 OWNED BY EACH  9.  SOLE DISPOSITIVE POWER        3,537,155 shares
   REPORTING
  PERSON WITH
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER      Not applicable


--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,537,155 shares

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN
         SHARES                                                 [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          40.5%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Item 1

      This statement relates to the Common Stock, par value $.001 per share of Q COMM International, Inc. whose principal executive office is 1145 South 1680 West, Orem, Utah 84058.

Item 2

      (a)   Name of Person  Filing.  This Schedule 13D is being filed for Paul
            C. Hickey.

      (b) Address of Principal Business Office. The principal business office of Mr. Hickey is 1145 South 1680 West, Orem, Utah 84058.

      (c)   Mr. Hickey is the Chief Executive Officer of Q COMM International,
            Inc.

      (d) During the last five years, Mr. Hickey has not been convicted in any criminal proceeding.

      (e) During the last five years, Mr. Hickey has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

      (f)   Citizenship. Mr. Hickey is a United States citizen.

Item 3 Mr. Hickey acquired his shares of Q Comm in August 1998 through a share exchange done to effect a reverse merger with certain companies Mr. Hickey had founded in the early 1990's. The shares that Mr. Hickey exchanged for Q Comm shares were valued at the fair market value of Q Comm's common stock at the time of the reverse merger.

Item 4 On March 20, 2000, Q Comm acquired Azore Acquisition Corporation, a Nevada corporation ("Azore") as a wholly owned subsidiary through a stock for stock exchange. Immediately following the exchange, Q Comm and Azore entered into a Plan of Merger pursuant to which Azore was merged with and into Q Comm. Upon completing the acquisition and pursuant to Rule 12(g)-3(a) of the General Rules and Regulations of the Securities and Exchange Commission, Q Comm became a successor issuer to Azore for reporting purposes under the Securities Exchange Act of 1934 and elected to report under said Act. As a result, Mr. Hickey is required to file the information required by Schedule 13D regarding the ownership of his shares of Q Comm.

            Mr. Hickey acquired these shares for investment purposes only. He has no plans, nor is he aware of any plans, to change the control of the Company.



                                page 3 of 5 pages

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Item 5.  Ownership

      (a) Amount Beneficially Owned. As of the date hereof, Mr. Hickey owns 3,537,155 shares of the issuer's Common Stock.

            Percent of Class. The shares of Common Stock held by Mr. Hickey represent 40.5% of the Common Stock outstanding as of the date hereof.

      (b)   Number of shares as to which such person has:

            Sole power to vote or to direct the vote: 3,537,155
            Shared power to vote or to direct the vote: 0
            Sole power to dispose or to direct the disposition of: 3,537,155 Shared power to dispose or to direct the disposition of: 0

      (c)   N/A.

      (d)   N/A.

      (e)   N/A.


Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7      Exhibits

      (1)   N/A

      (2) The Plan of Merger Between Q Comm International, Inc. and Azore Acquisition Corporation as filed as Exhibit 1 of the Issuer's Form 8-K filed on March 20, 2000 is hereby incorporated by reference.

      (3)   N/A.



                                page 3 of 5 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 DATE: March 29, 2000





                                        By:     /s/ Paul C. Hickey
                                              --------------------------------
                                              Name: Paul C. Hickey
                                              Title: Chief Executive Officer




                                page 5 of 5 pages